Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Isos Acquisition Corporation on Amendment No. 1 to Form S-1 (File No. 333-252283) of our report dated January 20, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Isos Acquisition Corporation as of December 31, 2020 and for the period from December 29, 2020 (inception) though December 31, 2020 which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Houston, TX

February 22, 2021